Wachtell, Lipton, Rosen & Katz

MARTIN LIPTON	STEPHANIE J. SELIGMAN	51 WEST 52ND STREET		DAVID C. BRYAN	MARTIN J.E. ARMS
HERBERT M. WACHTELL	JOHN F. SAVARESE	NEW YORK, N.Y. 10019-6150		STEVEN A. COHEN	GREGORY E. OSTLING
BERNARD W. NUSSBAUM	SCOTT K. CHARLES	TELEPHONE: (212) 403 -1000		DEBORAH L. PAUL	DAVID B. ANDERS
LAWRENCE B. PEDOWITZ	DAVID S. NEILL	FACSIMILE: (212) 403 -2000		DAVID C. KARP	ADAM J. SHAPIRO
PAUL VIZCARRONDO, JR.	JODI J. SCHWARTZ	––––––––––––––––		RICHARD K. KIM	NELSON O. FITTS
PETER C. HEIN	ADAM O. EMMERICH	GEORGE A. KATZ (1965-1989)		JOSHUA R. CAMMAKER	JEREMY L. GOLDSTEIN
HAROLD S. NOVIKOFF	GEORGE T. CONWAY III	JAMES H. FOGELSON (1967-1991)		MARK GORDON	JOSHUA M. HOLMES
KENNETH B. FORREST	RALPH M. LEVENE	––––––––––––––––		JOSEPH D. LARSON	DAVID E. SHAPIRO
MEYER G. KOPLOW	RICHARD G. MASON	OF COUNSEL		LAWRENCE S. MAKOW	DAMIAN G. DIDDEN
THEODORE N. MIRVIS	MICHAEL J. SEGAL			JEANNEMARIE O’BRIEN	ANTE VUCIC
EDWARD D. HERLIHY	DAVID M. SILK	WILLIAM T. ALLEN	ERIC S. ROBINSON	WAYNE M. CARLIN	IAN BOCZKO
DANIEL A. NEFF	ROBIN PANOVKA	PETER C. CANELLOS	PATRICIA A. ROBINSON*	STEPHEN R. DiPRIMA	MATTHEW M. GUEST
ERIC M. ROTH	DAVID A. KATZ	DAVID M. EINHORN	LEONARD M. ROSEN	NICHOLAS G. DEMMO	DAVID E. KAHAN
ANDREW R. BROWNSTEIN	ILENE KNABLE GOTTS	THEODORE GEWERTZ	MICHAEL W. SCHWARTZ	IGOR KIRMAN	DAVID K. LAM
MICHAEL H. BYOWITZ	DAVID M. MURPHY	RICHARD D. KATCHER	ELLIOTT V. STEIN	JONATHAN M. MOSES	BENJAMIN M. ROTH
PAUL K. ROWE	JEFFREY M. WINTNER	THEODORE A. LEVINE	WARREN R. STERN	T. EIKO STANGE	JOSHUA A. FELTMAN
MARC WOLINSKY	TREVOR S. NORWITZ	DOUGLAS K. MAYER	PATRICIA A. VLAHAKIS	DAVID A. SCHWARTZ	ELAINE P. GOLIN
DAVID GRUENSTEIN	BEN M. GERMANA	ROBERT B. MAZUR	J. BRYAN WHITWORTH	JOHN F. LYNCH	EMIL A. KLEINHAUS
STEPHEN G. GELLMAN	ANDREW J. NUSSBAUM	PHILIP MINDLIN	AMY R. WOLF	WILLIAM SAVITT	KARESSA L. CAIN
STEVEN A. ROSENBLUM	RACHELLE SILVERBERG	ROBERT M. MORGENTHAU		ERIC M. ROSOF

* ADMITTED IN THE DISTRICT OF COLUMBIA
––––––––––––––––
COUNSEL

		DAVID M. ADLERSTEIN	PAULA N. GORDON
		MICHELE J. ALEXANDER	NANCY B. GREENBAUM
		LOUIS J. BARASH	MAURA R. GROSSMAN
		DIANNA CHEN	MARK A. KOENIG
		ANDREW J.H. CHEUNG	J. AUSTIN LYONS
		PAMELA EHRENKRANZ	AMANDA N. PERSAUD
		KATHRYN GETTLES-ATWA	JEFFREY A. WATIKER

Direct Dial: (212) 403-1394
Direct Fax: (212) 403-2394
E-Mail: DKLam@wlrk.com

November 16, 2012

VIA HAND DELIVERY AND EDGAR

Mr. Jeffrey P. Riedler

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                                                                               AbbVie Inc.

Amendment No. 4 to Registration Statement on Form 10-12B

Filed October 23, 2012

File No. 001-35565

Dear Mr. Riedler:

On behalf of our client, AbbVie Inc. (the “Company”), which is currently a wholly owned subsidiary of Abbott Laboratories (“Abbott”), we are providing the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter, dated November 5, 2012, with respect to the filing referenced above.

This letter and Amendment No.5 (“Amendment No. 5”) to the Registration Statement on Form 10 (File No. 001-35565) (the “Registration Statement” or the “Form 10”) are being filed electronically via the EDGAR system today. In addition to the EDGAR filing, we are delivering a hard copy of this letter, along with six copies of Amendment No. 5 marked to indicate changes from the version of the Registration Statement filed on October 23, 2012 (“Amendment No. 4”).  Note that updates to the financial statements on pages F-32 through F-47 of the information statement filed as Exhibit 99.1 (the “Information Statement”) in the marked version of Amendment No. 5 have not been marked.  These pages have instead been replaced entirely with the Company’s unaudited condensed combined financial statements for the nine months ended September 30, 2012.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 5.  All references to page numbers in these responses are to the pages of the Information Statement.

Risk Factors

After AbbVie’s separation from Abbott, AbbVie will have debt obligations that could adversely affect its business and its ability to meet its obligations, page 31

1.                                      We note that you disclose that you expect to incur approximately $15.7 billion in debt prior to or concurrent with the separation. Please expand your disclosure on page 156 to disclose the material terms and obligations of the debt. In addition, please file copies of the forms of agreements pursuant to Item 601(b)(4) of Regulation S-K.

Response:  The Information Statement has been revised on pages 31 and 159–60 in response to the Staff’s comment.  In addition, the exhibit list to the Registration Statement has been revised to include the executed indenture between the Company and U.S. Bank National Association (the “Trustee”), an executed supplemental indenture between the Company and the Trustee, and a registration rights agreement relating to the Company’s debt financing.  The Company has filed complete copies of the agreements as Exhibits 4.1, 4.2, and 4.3 to the Registration Statement.

Certain Relationships and Related Person Transactions

Transitional Trademark License Agreement, page 144

2.                                      We note that you have revised the terms of this agreement. Please file a copy of the revised agreement as Exhibit 10.10 to your next amended registration statement.

Response:  The revised form of the transitional trademark license agreement has been filed as Exhibit 10.10 to the Form 10.

*          *          *

If you have any questions, please do not hesitate to contact the undersigned at (212) 403-1394 or Karessa L. Cain at (212) 403-1128.

Very truly yours,

/s/ David K. Lam
David K. Lam

Enclosures

cc:	Richard A. Gonzalez, Chairman of the Board and Chief Executive Officer (AbbVie Inc.)
Laura J. Schumacher, EVP, General Counsel and Secretary (Abbott Laboratories)